Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The Admiral ATS operates a displayed fully automated electronic limit order book that continuously matches and facilitates the execution of Subscriber buy and sell orders. All subscribers must be registered broker-dealers and correspondents or clients of Vision, all orders received by the Admiral ATS are firm orders. The Admiral ATS utilizes the price-time priority matching algorithm. Conditional orders are not accepted. The Admiral ATS accepts orders between 9:30am and 4:00pm ET on weekdays, except for during partial trading days and during the United States equity market holiday schedule, as followed by the New York Stock Exchange.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

The Admiral ATS maintains a universe of NMS stocks eligible for trading. The ATS may add or remove securities from this eligible universe. The ATS communicates changes to the eligible universe to subscribers by email and FIX. In addition, subscribers may at any time request a list of all securities being traded on the ATS, via email or FIX.

The Admiral ATS utilizes the price-time priority matching algorithm. In this algorithm, all orders at the same price level are filled according to time priority; the first order at a price level is the first order matched. A reduction in an order's size does not affect the order's original time priority. Changes that increase an order's size cause the order to lose priority to existing orders at the same price and result in a new time priority. A change in an order's price, however, results in a new time priority being assigned to the order. Orders are time-stamped to the microsecond by the ATS upon receipt, as are order modifications and cancellations. If an order is partially filled, the remainder of the order retains its priority. Amendments to partially filed orders follow the same priority rules as amendments to regular orders.

The Admiral ATS provides neither price improvement functionalities nor price protection mechanisms.

Consistent with Rule 612 of Regulation NMS, the minimum price increment for orders received by the ATS is $.01. Orders received by the ATS with price increments smaller than the preceding are rejected.

All orders entered during the operating hours reside only on the Admiral ATS order book; the Admiral ATS does not route out orders.

~~All orders are protected from matching outside of price bounds given by the NBBO.~~

The Admiral ATS maintains automated controls that are reasonably designed to prevent executions at prices that trade through protected quotations in violation of Rule 611 of Regulation NMS.

If the best bid price is below the NBB, then an incoming sell order with an equal or lower price will be rejected. If the best offer price is above NBO, then an incoming buy order with an equal or higher price will be rejected. Therefore, there will never be a locked or crossed market.

During any short sale restricted period under Rule 201 of Regulation SHO, the Admiral ATS will not execute (or "print") any short sale order at a price equal to or below the then-current national best bid (NBB). Short sale orders received at or below the NBB will be rejected or repriced (as applicable) in accordance with the price test restriction so that they are neither executed nor displayed at a non-compliant price.

As discussed in Item 19c, Admiral will offer liquidity provider discounts on a trade-by-trade basis, based on two-sided quoting criteria.

If a Subscriber believes a transaction to be clearly erroneous, they must notify Admiral within 30 minutes of the execution. Admiral will then assess the claim and generally make a determination within 30 minutes of receiving the claim. The claimant shall be promptly notified of the determination. In case Admiral deems the trade to be erroneous, Admiral will attempt to place the subscriber in the position they would have been in had the error not occurred. Actions taken may include, among others, canceling and busting the trade entirely, reducing quantities, and executing an offsetting trade on the subscriber's behalf.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No

If no, identify and explain any differences.